FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Securities Registration Record N°0114

Santiago, March 31, 2014

                                                                                                              Ger. Gen. N°052 /2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449

Santiago, Chile

Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of Law 18,045 and the provisions of General Norm N° 30 of the Superintendence, and duly authorized, I hereby inform you of the following significant event:

Pursuant to the first paragraph of section iii) of subparagraph e) of Section I of the Reconciliation Act, executed on June 18, 2013, by Southern Cross Latin American Private Equity Fund III, LP (Southern Cross), and Empresa Nacional de Electricidad S.A. (Endesa), under the arbitration under direct surveillance of Judge Víctor Vial del Rio, CAM No. 1566-2012, the Board of Directors of Endesa in ordinary session held on March 31, 2014, agreed to accept the Southern Cross offer regarding the direct sale and disposal of all social rights that this company holds over Inversiones GasAtacama Holding Limitada, and the assignment of the promissory note that company Pacific Energy Sub Co. currently holds from Atacama Finance Co., which is documented in the note dated January 16, 2013, for a current total amount of US$ 28,330,155.

The total purchase price for the assets mentioned amounts to US$ 309,000,000, payable in same day funds in United States dollars, by transfer to the account that Southern Cross will indicate in due course.

As a result of this transaction, the shareholders' agreement between Southern Cross and Endesa, dated August 1, 2007, is extinguished; the companies that will join our group as subsidiaries are Inversiones Gas Atacama Holding Ltda., Gas Atacama S.A., Gas Atacama Chile S.A.; Gadosucto Tal Tal S.A.; Progas S.A. Pipeline Atacama Argentina S.A., Pipeline Atacama Argentina S.A. (Argentina branch); Atacama Finance Co.; and Energex Co.

The parties will have up to 30 calendar days starting from today for the execution of the documents and the closing contracts of the transaction.

As of December 2013, GasAtacama reported an EBITDA of US$ 114 million and a net profit of US$ 69 million. In addition, the company has a cash position, cash and cash equivalents, and financial assets amounting to US$ 222 million. The company’s financial debt with shareholders totals US$ 56.6 million. As a result of the acquisition, Endesa Chile will consolidate in its income statement 100% of GasAtacama, whereas before this it was accounted under the equity method.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

Santa Rosa 76 – Teléfono (56-2) 2630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: March 31, 2014